

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52522

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/02 (MM/DD/YY) AND ENDING 6/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWPORT X.COM

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3972 BARRANCA PKWY, SUITE J644
(No. and Street)

IRVINE	CA	92606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EYAL SHACHAR (949)475-5652
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BARON ACCOUNTANCY CORPORATION, CPA'S
(Name – *if individual, state last, first, middle name*)

1470 JAMBOREE ROAD	NEWPORT BEACH	CA	92660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EYAL SHACHAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEWPORTX.COM, as of JUNE 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 8.14.03

President
Title

Karmen White
Notary Public



KARMEN WHITE
Commission # 1371170
Notary Public - California
Orange County
My Comm. Expires Aug 20, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWPORTX.COM

FINANCIAL STATEMENTS

AND

AUDITOR'S REPORT

* * *

JUNE 30, 2003

BARON ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS



BARON ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

1470 Jamboree Road
Newport Beach, CA 92660
TEL: (949) 640-0588
FAX: (949) 640-6003

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
NewportX.com

We have audited the accompanying statement of financial condition of NewportX.com as of June 30, 2003 and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NewportX.com as of June 30, 2003 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Baron Accountancy Corporation

August 1, 2003

NEWPORTX.COM
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

ASSETS

CASH			$	10,267
DUE FROM RELATED COMPANY				1,700
			$	11,967

LIABILITIES AND STOCKHOLDER'S EQUITY

CALIFORNIA FRANCHISE TAX PAYABLE			$	800
STOCKHOLDER'S EQUITY				
Common Stock, no par value				
Authorized - 100,000,000 shares				
Issued and outstanding - 6,000 shares	$	6,000		
Additional paid-in capital		15,000		
Accumulated deficit		(9,833)		
				11,167
			$	11,967

See accompanying notes to the financial statements.

NEWPORTX.COM
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2003

REVENUES		
Commissions	$	52,498
EXPENSES		52,680
LOSS BEFORE INCOME TAX EXPENSE		(182)
INCOME TAX EXPENSE		(800)
NET LOSS	$	(982)

See accompanying notes to the financial statements.

NEWPORTX.COM
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2003

	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Balances at June 30, 2002	$6,000	$15,000	($8,851)
Net Loss			($982)
Balances at June 30, 2003	$6,000	$15,000	($9,833)

See accompanying notes to the financial statements.

NEWPORTX.COM
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(982)
Adjustments to reconcile net loss to net cash used by operating activities:		
Decrease in due from related company		800
Net cash flow used by operating activities		(182)
CASH, at beginning of year		10,449
CASH, at end of year	$	10,267

See accompanying notes to the financial statements.

NEWPORTX.COM
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003

NOTE 1 – THE COMPANY

The company was incorporated in California on November 17, 1999 and it is a wholly-owned subsidiary of Newport Exchange Holdings, Inc.

On September 5, 2000, the Company was accepted for membership in the National Association of Security Dealers, Inc. (NASD) as a broker-dealer. The Company is authorized to retail corporate equity securities, listed and unlisted, and to operate as a put and call broker-dealer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commissions received-Revenues are commissions received from another broker-dealer for referrals made to it. The Company has not commenced its broker-dealer retail operations to the general public as of June 30, 2003.

Use of estimates - The preparation of a financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Concentration of credit risks – The Company maintains its cash account in one financial institution. Accounts in the financial institution are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At June 30, 2003, the cash balance did not exceed the FDIC limit.

NOTE 3 – INCOME TAXES

Income tax expense consists of the current year minimum California Franchise tax. At June 30, 2003, the Company has loss net operating loss carryforwards totaling $10,992 and $9,161 for federal and state purposes, respectively, that may be offset against taxable income. The net operating loss carryforwards begin to expire in the year 2019 and 2004 for federal and state purposes, respectively.

NOTE 4 – COMPUTATION OF NET CAPITAL

Total stockholder's equity	$11,167
Deduct stockholder's equity not allowable for net capital	-0-
Net Capital	$11,167



BARON ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

1470 Jamboree Road
Newport Beach, CA 92660
TEL: (949) 640-0588
FAX: (949) 640-6003
E-mail: BARONCPA@AOL.COM

August 1, 2003

To the Board of Directors of
NewportX.com

In planning and performing our audit of the financial statements of NewportX.com for the year ended June 30, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

For the year ended June 30, 2003, the only revenue earned was commission income received from another broker-dealer for referrals made to it. The Company has not commenced its broker dealer retail operations to the general public, as of June 30, 2003.

In our opinion, the Company's internal control structure is adequate and no material inadequacies were found to exist or found to have existed for the year ended June 30, 2003.

Baron Accountancy Corporation

NEWPORTX.COM
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2003

NET CAPITAL	
Total stockholder's equity	$11,167
Deduct stockholder's equity not allowable for net capital	0
Net Capital	$11,167
COMPUTATION OF NET CAPITAL REQUIREMENT	
Minimum net capital required	$5,000
Net capital per above	11,167
Excess net capital	$6,167
RECONCILATION WITH COMPANY'S COMPUTATION	
Net capital as reported in Company's FOCUS report	$11,967
Audit adjustments-	
Franchise tax expense	(800)
Net capital per above	$11,167

Schedule I